CUSIP No. 243586104	13G	Page 1 of 6 Pages

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

deCODE genetics, Inc.

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

243586104 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243586104	13G	Page 2 of 6 Pages

Schedule 13G

Item 1.	(a)	Name of Issuer:

deCODE genetics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

Sturlugata 8, IS-101, Reykjavik, Iceland.

Item 2.	(a)	Name of Person Filing:

Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V.

Atlas Venture Associates II, L.P. is the sole general partner of Atlas Venture Fund II, L.P. Atlas InvesteringsGroep N.V. is the owner of 95% of the shares of Atlas Venture Europe Fund B.V.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Atlas Venture Fund II, L.P. and Atlas Venture Associates II, L.P. is Atlas Venture, 890 Winter Street, Suite 320, Waltham, Massachusetts 02451. The address of the principal business office of Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. is Atlas InvesteringsGroep N.V., Bachlaan 37, 1217 BV Hilversum, The Netherlands.

	(c)	Citizenship:

Atlas Venture Fund II, L.P. and Atlas Venture Associates II, L.P. are each a limited partnership organized under the laws of the State of Delaware. Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. are each a corporation organized under the laws of The Netherlands.

	(d)	Title of Class of Securities:

Common Stock, $.001 par value.

	(e)	CUSIP Number:

243586104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not Applicable.

Item 4.	Ownership.

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

☒ Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. are each deemed to own less than five percent of outstanding shares of common stock of deCODE genetics, Inc. as of December 31, 2003.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 243586104	13G	Page 3 of 6 Pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable. The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 243586104	13G	Page 4 of 6 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement filed herewith as Exhibit 1.

Dated: February 10, 2004

ATLAS VENTURE FUND II, L.P.			ATLAS VENTURE EUROPE FUND B.V.

By:	Atlas Venture Associates II, L.P. General Partner		By:	Atlas InvesteringsGroep N.V.

	By:	*		By:	*
		Christopher J. Spray, General Partner			Hans Bosman, Managing Director

ATLAS VENTURE ASSOCIATES II, L.P.		ATLAS INVESTERINGSGROEP N.V.

By:	*	By:	*

	Christopher J. Spray, General Partner		Hans Bosman, Managing Director

*	The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Power of Attorney filed herewith as Exhibit 2.

/s/ Jeanne Larkin Henry

Jeanne Larkin Henry Attorney-in-fact

CUSIP No. 243586104	13G	Page 5 of 6 Pages

INDEX TO EXHIBITS

Exhibit Number	Description	Page
1	Agreement pursuant to Rule 13d-1(k)(1)	6

2	Power of Attorney (*)

(*)	Incorporated by reference to Schedule 13G for deCODE genetics, Inc. filed with the Securities and Exchange Commission on February 14, 2001 by Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Atlas Venture Europe Fund B.V. and Atlas InvsteringsGroep N.V.